

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 10, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Global Medium Term Notes, Series A, Callable Fixed Rate Notes due June 10, 2032 of JPMorgan Chase Financial Company LLC and the guarantee of JPMorgan Chase & Co. with respect thereto under the Exchange Act of 1934.

Sincerely,